EX-99.4
                               PATENT

United States Patent No. 5,167,596

Dennis Ferber, December 1, 1992

Hand-Held Exerciser.

ABSTRACT

A portable, articulated, hand-held exercising device comprising a pair of elongated tubular handles pivotally connected to the respective ends of an elongated tubular cross-bar for three0axis rotation and having an adjustable torque/force characteristics. The cross-bar may be telescopically adjustable. Each handle may simulate the grip of a handled sports appliance such as a tennis racquet, golf club, and the like. The exerciser serves in general to condition the wrist, arms, chest, torso, back, legs and shoulders or the user. The handles are rotatable about their respective longitudinal axes, and they are hinged to the cross-bar at the respective longitudinal axis, and they are hinged to the cross-bar at the respective ends thereof. Each handle, when held by the user, may be turned back and forth pivotally above the corresponding end of the cross-bar with adjustable force adjustment characteristics, and each handle may be rotated about as longitudinal axis with adjustable torque adjustment characteristics. In addition, the handles may be rotated in opposite directions about the longitudinal axis of the cross-bar assembly. The handles may be replaced with pedals for exercising the upper and lower leg muscles and ankles of the user.